Vaughan Foods, Inc.

216 NE 12th Street

Moore, OK 73160

September 16, 2011

FILED BY EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporate Finance

Office of Natural Resources and Food

Attention: Mr. Roger Schwall, Assistant Director

Re:	Vaughan Foods, Inc. (the “Company”)
Withdrawal of Registration Statement on Form S-8,
filed on August 27, 2009 (SEC File No. 333-161583)
(the “Registration Statement”)

Dear Mr. Schwall:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Registration Statement together with all exhibits thereto (the “Registration Statement”). No securities were sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Stephen Zelnick of Morse, Zelnick, Rose & Lander, LLP, at (212) 838-8040.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Gene P. Jones
Gene P. Jones
Chief Financial Officer